                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                     Golden Books Family Entertainment, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    380804104
                                    ---------
                                 (CUSIP Number)

                                 Stephen Distler
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               - with a copy to -

                            Laurence D. Weltman, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099


                               February 26, 1999
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b), for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 380804104                                            Page 2 of 8 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Ventures, L.P.          I.D. # 13-3784037
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                     0
     NUMBER OF        --------- ------------------------------------------------
       SHARES            8      SHARED VOTING POWER
    BENEFICIALLY                     11,936,271
      OWNED BY        --------- ------------------------------------------------
        EACH             9      SOLE DISPOSITIVE POWER
     REPORTING                       0
       PERSON         --------- ------------------------------------------------
        WITH             10     SHARED DISPOSITIVE POWER
                                     11,525,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 11,525,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 42.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 380804104                                            Page 3 of 8 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.          I.D. # 13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                     0
     NUMBER OF        --------- ------------------------------------------------
       SHARES            8      SHARED VOTING POWER
    BENEFICIALLY                     11,936,271
      OWNED BY        --------- ------------------------------------------------
        EACH             9      SOLE DISPOSITIVE POWER
     REPORTING                       0
       PERSON         --------- ------------------------------------------------
        WITH             10     SHARED DISPOSITIVE POWER
                                     11,525,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 11,525,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                42.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 380804104                                            Page 4 of 8 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PER
            SON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Golden Press Holding, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                     0
     NUMBER OF        --------- ------------------------------------------------
       SHARES            8      SHARED VOTING POWER
    BENEFICIALLY                     11,936,271
      OWNED BY        --------- ------------------------------------------------
        EACH             9      SOLE DISPOSITIVE POWER
     REPORTING                       0
       PERSON         --------- ------------------------------------------------
        WITH             10     SHARED DISPOSITIVE POWER
                                     11,525,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 11,525,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               42.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 380804104                                            Page 5 of 8 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            E.M. Warburg, Pincus & Co., LLC          I.D. # 13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                     0
     NUMBER OF        --------- ------------------------------------------------
       SHARES            8      SHARED VOTING POWER
    BENEFICIALLY                     11,936,271
      OWNED BY        --------- ------------------------------------------------
        EACH             9      SOLE DISPOSITIVE POWER
     REPORTING                       0
       PERSON         --------- ------------------------------------------------
        WITH             10     SHARED DISPOSITIVE POWER
                                     11,525,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                 11,525,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 42.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          Introductory Note.
          ------------------

This Amendment No. 6 amends the Schedule 13D filed by the Reporting Entities on February 12, 1996, as amended by Amendment No. 1 filed by the Reporting Entities on May 16, 1996, Amendment No. 2 filed by the Reporting Entities on March 7, 1997, Amendment No. 3 filed by the Reporting Entities on March 20, 1998, Amendment No. 4 filed by the Reporting Entities on July 20, 1998, and Amendment No. 5 filed by the Reporting Entities on September 18, 1998 (together, the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Golden Books Family Entertainment, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the
Schedule 13D.

The Reporting Entities are filing this Amendment to report that Golden Press Holding, LLC, a Delaware limited liability company ("GPH"), one of the Reporting Entities, has participated in a proposal to restructure the Company with an informal committee of the holders of the Company's 7.65% Senior Notes due 2002 (the "Senior Notes"), an informal committee of the holders of the Company's 8.75% Convertible Trust Originated Preferred Securities due 2016 (the "TOPrS"), and the Company's management (all such parties, including GPH, the "Restructuring Parties").

Item 4.   Purpose of Transaction
          ----------------------

          Item 4 of the Schedule 13D is hereby amended by the addition of the following paragraph:

     On February 26, 1999, the Company filed in the United States Bankruptcy Court for the Southern District of New York (the "Court") a voluntary petition for reorganization of the Company (the "Bankruptcy Case") under Chapter 11 of the United States Bankruptcy Code, as amended (the "Code"). The Bankruptcy Case was commenced in contemplation of a certain proposal of the Restructuring Parties for the restructuring of the Company (the "Proposal"), which Proposal is to be adopted within the terms of a pending agreement among the Restructuring Parties (the "Restructuring Agreement") and ultimately incorporated within a plan to be filed with the Court (the "Plan"), which Plan will supply the terms and procedures whereby the Company will be restructured upon the completion of the Bankruptcy Case (the "Reorganization").

     If the Proposal is (i) adopted in the Restructuring Agreement, (ii) incorporated within the Plan, (iii) approved by the Court and (iv) fully implemented, than GPH will receive 5% of the Company's restructured common stock to be issued in the Reorganization (the "New Common Stock"), in exchange for all of the $10 million Senior Secured Notes held by GPH and issued by the Company's subsidiary Golden Books Home Video, Inc. ("Home Video"). In connection with the exchange of such notes, GPH will release its liens on certain property of the



                                Page 6 of 8 Pages

     Company and Home Video which secure the Senior Secured Notes of Home Video.

     The Proposal also provides for GPH, as the holder of all of the Company's Series B Convertible Preferred Stock (the "Preferred Shares"), to receive warrants to purchase approximately 3.34% of the New Common Stock. Further, the Proposal provides that holders of the Company's Common Stock, including GPH (and giving effect to all accrued and unpaid dividends on the Preferred Shares) will receive warrants to purchase approximately 1.67% of the New Common Stock.

     Additionally, the Proposal provides for the exchange of all the Senior Notes, in the aggregate principal amount of $150 million, together with any accrued and unpaid interest thereon, for (i) a new secured note in the aggregate principal amount of $87 million due 2004 with interest payable, at the Company's option for the first three years from issuance at 10% in cash or 13.5% in kind (with all interest to be paid in cash after the third anniversary from issuance of the notes) and (ii) 42.5% of the New Common Stock. The Proposal further provides for the exchange of all the TOPrS, in the aggregate principal amount of $118 million, together with any accrued and unpaid interest thereupon, for 50% of the New Common Stock.

     Under the Proposal, the Reporting Entities would consent to the execution of a debtor-in-possession financing arrangement by which the Company shall borrow up to $55 million to maintain its on-going operations and complete the Reorganization.

     The foregoing summary of the Proposal does not purport to be complete and is subject to the complete terms of the Restructuring Agreement when signed. Additionally, the final terms of the Reorganization will be subject to the final terms of the Plan to be filed by the Company with the Court as such Plan may ultimately be proposed and approved.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     Item 5 of the Schedule 13D is hereby amended by deleting subparagraphs (a) and (b) therein and replacing them with the following:

     (a) and (b). GPH may be deemed to beneficially own the shares of Common Stock to which the Irrevocable Proxies relate which presently, based on filings with the Commission by the record owners of such shares, constitute an aggregate of approximately 3,661,271 shares of Common Stock. This number may decrease, as such shares are entitled to be transferred to third parties pursuant to the terms of the Irrevocable Proxies. Each of the Reporting Entities may be deemed to share the power to vote or direct the voting of such shares and therefore to beneficially own such shares. To the knowledge of the Reporting Entities, the power to direct the disposition of such shares is held by Richard Bernstein and certain of his affiliates.



                                Page 7 of 8 Pages

     Additionally, on the date hereof, GPH owns of record 1,775,000 shares of Common Stock received as dividends on the Preferred Shares held by GPH. By their terms, GPH is entitled to receive as quarterly dividends on the Preferred Shares 195,000 shares of Common Stock (together with certain amounts of cash if the market value of the Common Stock falls below certain thresholds specified in the Certificate of Designation relating to the Preferred Shares) through May 8, 2000. However, the Company is presently in default upon the payment of 195,000 shares of Common Stock and certain cash amounts due as unpaid dividends on the Preferred Shares.

     GPH may also be deemed to beneficially own the 6,500,000 shares of Common Stock issuable upon conversion of the Preferred Shares and the 3,250,000 shares issuable upon exercise of the Warrant, which are each convertible and exercisable, respectively, at a price of $10.00 per share of Common Stock to be received by such conversion or exercise. Each of the Reporting Entities may be deemed to share the power to vote and dispose of such shares and therefore to beneficially own such shares. Based on the 27,099,814 shares of Common Stock outstanding on September 30, 1998 (as reported by the Company in its Quarterly Report on Form 10-Q for the period ending September 30, 1998, filed with the Commission on November 11, 1998) treating as outstanding the shares of Common Stock issuable upon conversion of the Preferred Shares and exercise of the Warrant, but excluding the unpaid dividend of Common Stock accrued in respect of the Preferred Shares, the Reporting Entities beneficially own approximately 42.5% of the voting power relating to the Common Stock.



                                Page 8 of 8 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 1999


                          GOLDEN PRESS HOLDING, L.L.C.

                          By:  Warburg, Pincus Ventures, L.P.,
                                   Member

                          By:  Warburg, Pincus & Co.,
                                   General Partner


                          By:  /s/ Stephen Distler
                             -------------------------
                             Name:  Stephen Distler
                             Title: Partner


                          WARBURG, PINCUS VENTURES, L.P.

                          By:  Warburg, Pincus & Co.,
                          General Partner


                          By: /s/ Stephen Distler
                             --------------------------
                             Name:  Stephen Distler
                             Title: Partner


                          WARBURG, PINCUS & CO.


                          By: /s/ Stephen Distler
                             --------------------------
                             Name:  Stephen Distler
                             Title: Partner


                          E.M. WARBURG, PINCUS & CO., LLC


                          By: /s/ Stephen Distler
                             --------------------------
                             Name:  Stephen Distler
                             Title: Managing Director

                                                                      SCHEDULE I
                                                                      ----------

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Ventures, L.P. ("Ventures") is WP. WP, EMW and Ventures are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                                               Present Principal Occupation
                                               in Addition to Position with
                                               WP, and Positions with the
Name                                           Reporting Entities
----                                           ----------------------------

Joel Ackerman                                  Managing Director and Member,
                                               EMW
Alvaro J. Aguirre                              Managing Director and Member,
                                               EMW
Harold Brown                                   Senior Managing Director and
                                               Member, EMW
W. Bowman Cutter                               Managing Director and Member,
                                               EMW
Elizabeth B. Dater                             Managing Director and Member,
                                               EMW
Cary J. Davis                                  Managing Director and Member,
                                               EMW
Stephen Distler                                Managing Director, Member and
                                               Treasurer, EMW
Harold W. Ehrlich                              Managing Director and Member,
                                               EMW
Kyle F. Frey                                   Managing Director and Member,
                                               EMW
John L. Furth                                  Managing Director and Member,
                                               EMW
Stewart K.P. Gross                             Managing Director and Member,
                                               EMW
Patrick T. Hackett                             Managing Director and Member,
                                               EMW
Jeffrey A. Harris                              Managing Director and Member,
                                               EMW
William H. Janeway                             Managing Director and Member,
                                               EMW
Robert Janis                                   Managing Director and Member,
                                               EMW
Douglas M. Karp                                Managing Director and Member,
                                               EMW
Charles R. Kaye                                Managing Director and Member,
                                               EMW

Henry Kressel                                  Managing Director and Member,
                                               EMW
Joseph P. Landy                                Managing Director and Member,
                                               EMW
Sidney Lapidus                                 Managing Director and Member,
                                               EMW
Kewsong Lee                                    Managing Director and Member,
                                               EMW
Reuben S. Leibowitz                            Managing Director and Member,
                                               EMW
S. Joshua Lewis                                Managing Director and Member,
                                               EMW
Scott T. Lewis                                 Managing Director and Member,
                                               EMW
David E. Libowitz                              Managing Director and Member,
                                               EMW
Brady T. Lipp                                  Managing Director and Member,
                                               EMW
Stephen J. Lurito                              Managing Director and Member,
                                               EMW
Lynn S. Martin                                 Managing Director and Member,
                                               EMW
Nancy Martin                                   Managing Director and Member,
                                               EMW
Edward J. McKinley                             Managing Director and Member,
                                               EMW
Rodman W. Moorhead III                         Senior Managing Director and
                                               Member, EMW
Maryanne Mullarkey                             Managing Director and Member,
                                               EMW
Howard H. Newman                               Managing Director and Member,
                                               EMW
Gary D. Nusbaum                                Managing Director and Member,
                                               EMW
Sharon B. Parente                              Managing Director and Member,
                                               EMW
Dalip Pathak                                   Managing Director and Member,
                                               EMW
Lionel I. Pincus                               Chairman of the Board, CEO,
                                               and Managing Member, EMW; and
                                               Managing Partner, Pincus & Co.
Eugene L. Podsiadlo                            Managing Director and Member,
                                               EMW
Ernest H. Pomerantz                            Managing Director and Member,
                                               EMW
Brian S. Posner                                Managing Director and Member,
                                               EMW
Arnold M. Reichman                             Managing Director and Member,
                                               EMW
Roger Reinlieb                                 Managing Director and Member,
                                               EMW

John D. Santoleri                              Managing Director and Member,
                                               EMW
Steven G. Schneider                            Managing Director and Member,
                                               EMW
Donald C. Schutltheis                          Managing Director and Member,
                                               EMW
Sheila N. Scott                                Managing Director and Member,
                                               EMW
Harold Sharon                                  Managing Director and Member,
                                               EMW
Eugene J. Siembieda                            Managing Director and Member,
                                               EMW
Barbara Tarmy                                  Managing Director and Member,
                                               EMW
James E. Thomas                                Managing Director and Member,
                                               EMW
Donna M. Vandenbulcke                          Managing Director and Member,
                                               EMW
John L. Vogelstein                             Vice Chairman and Member, EMW
Elizabeth H. Weatherman                        Managing Director and Member,
                                               EMW
Patricia F. Widner                             Managing Director and Member,
                                               EMW
Pincus & Co.*
NL & Co.**



* New York limited partnership; its primary activity is ownership interest in WP and EMW.

** New York limited partnership; its primary activity is ownership interest in WP.

                                 MEMBERS OF EMW
                                 --------------

                                               Present Principal Occupation
                                               in Addition to Position with
                                               EMW, and Positions with the
                                               Reporting Entities
                                               ----------------------------
Name
Joel Ackerman                                  Partner, WP
Alvaro J. Aguirre                              Partner, WP
Harold Brown                                   Partner, WP
W. Bowman Cutter                               Partner, WP
Elizabeth B. Dater                             Partner, WP
Cary J. Davis                                  Partner, WP
Stephen Distler                                Partner, WP
P. Nicholas Edwards(2)
Harold W. Ehrlich                              Partner, WP
Kyle F. Frey                                   Partner, WP
John L. Furth                                  Partner, WP
Stewart K.P. Gross                             Partner, WP
Patrick T. Hackett                             Partner, WP
Jeffrey A. Harris                              Partner, WP
William H. Janeway                             Partner, WP
Robert Janis                                   Partner, WP
Douglas M. Karp                                Partner, WP
Charles R. Kaye                                Partner, WP
Richard H. King(2)
Henry Kressel                                  Partner, WP
Rajiv B. Lall(4)
Joseph P. Landy                                Partner, WP
Sidney Lapidus                                 Partner, WP
Kewsong Lee                                    Partner, WP
Reuben S. Leibowitz                            Partner, WP
S. Joshua Lewis                                Partner, WP
Scott T. Lewis                                 Partner, WP
David E. Libowitz                              Partner, WP
Brady T. Lipp                                  Partner, WP
Stephen J. Lurito                              Partner, WP
John W. MacIntosh(1)
Lynn S. Martin                                 Partner, WP
Nancy Martin                                   Partner, WP
Edward J. McKinley                             Partner, WP
James McNaught-Davis(2)
Rodman W. Moorhead III                         Partner, WP
Maryanne Mullarkey                             Partner, WP
Howard H. Newman                               Partner, WP
Gary D. Nusbaum                                Partner, WP
Sharon B. Parente                              Partner, WP
Dalip Pathak                                   Partner, WP
Lionel I. Pincus                               Managing Partner, WP; Chairman
                                               of the Board and CEO, EMW;
                                               Managing Partner, Pincus & Co.
Eugene L. Podsiadlo                            Partner, WP

Ernest H. Pomerantz                            Partner, WP
Brian S. Posner                                Partner, WP
Arnold M. Reichman                             Partner, WP
Roger Reinlieb                                 Partner, WP
John D. Santoleri                              Partner, WP
Steven G. Schneider                            Partner, WP
Donald C. Schultheis                           Partner, WP
Sheila N. Scott                                Partner, WP
Harold Sharon                                  Partner, WP
Dominic H. Shorthouse(2)
Eugene J. Siembieda                            Partner, WP
Chang Q. Sun(3)
Barbara Tarmy                                  Partner, WP
James E. Thomas                                Partner, WP
Donna M. Vandenbulcke                          Partner, WP
John L. Vogelstein                             Partner, WP
Elizabeth H. Weathermen                        Partner, WP
Patricia F. Widner                             Partner, WP
Jeremy S. Young(2)
Pincus & Co.*



(1) Citizen of Canada

(2) Citizen of United Kingdom

(3) Citizen of People's Republic of China

(4) Citizen of India

* New York limited partnership; its primary activity is ownership interest in WP and EMW.